SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _√_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

Media Release

FOR IMMEDIATE RELEASE

SERONO ANNOUNCES CHF 500 MILLION SHARE BUY BACK PLAN

GENEVA, Switzerland July 15, 2002 – The Serono Group ("Serono") announced today that it has authorized the expenditure of up to CHF 500 million for the purchase of Serono SA (virt-x: SEO and NYSE: SRA) bearer shares. The purchase of these shares will be made on the open market.

"The current share price represents an excellent opportunity for us to increase long-term shareholder value through purchases of Serono shares," said Jacques Theurillat, Serono's Deputy Chief Executive Officer.

The share buy back plan will be carried out over a maximum period of three years. The purchased shares will be held as treasury shares and the company does not intend to cancel them. These shares will be used for general corporate purposes.

This authority applies only to the bearer shares traded on virt-x, and excludes the ADSs traded on the New York Stock Exchange.

Serono will announce its half-yearly financial results on July 24, 2002. The share buy-back program will not start before July 25, 2002.

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21, 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva,
Media Relations:

Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Switzerland:
Investor Relations:

Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Serono, Inc., Rockland, MA
Media Relations:

Tel. +1 781 681 2122
Fax: +1 781 681 2935
www.seronousa.com

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The following is an English translation of an announcement that was published in French or German in the following Swiss newspapers on July 16, 2002: *Neue Zuercher Zeitung, Feuille Officielle Suisse du Commerce* and *AGEFI.*

serono

SERONO SA

Repurchase of own shares

The Serono Group (hereinafter "Serono"), the domicile of whose listed company on the virt-x, Serono SA, is located at Coinsins, Vaud, has decided to initiate a share repurchase programme and to set the total value at a maximum of CHF 500,000,000.-. The repurchase programme is intended to take place over a period of a maximum of 3 years. The closing price of the Serono SA shares on Monday, July 8, 2002 was CHF 933.-. This sum corresponds to a total of 535,906 bearer shares of a nominal value of CHF 25.-, the equivalent of 3.3307 % of the total Serono SA share capital as of July 8, 2002.

The shares will be repurchased by Ares International Finance 92 Ltd, a wholly owned subsidiary of Serono SA, whose seat is in Grand Cayman.

By means of this share repurchase programme, Serono intends to acquire part of the Serono SA share capital to be held as own shares (treasury shares) within the limits of Art. 659 of the Swiss Code of Obligations (hereinafter the "CO"). These shares will be held in the interest of Serono (for instance to be used in conjunction with commitments entered into relating to a compulsory or optional convertible loan, for an acquisition or for other purposes). Depending on the market, Serono may decide to resell the treasury shares.

Serono SA does not intend to cancel the shares acquired and to reduce its share capital. Consequently, it does not intend to open a special trading line to effect the proposed repurchases. These repurchases will be effected on the ordinary virt-x trading line.

Within the framework of the present repurchase programme, there is no obligation to repurchase the own shares. Serono reserves the right to suspend the repurchase programme if new circumstances arise. In these repurchases, it shall take account of the market situation. The repurchase shall take place in conformity with Communication No.1 of the Commission for Public Offers to Acquire dated September 1, 2000 Concerning the Repurchase of Participation Certificates. Serono SA shall inform the market on a regular basis of the progress of the repurchase via its internet site.

www.serono.com/share-buy-back

Serono SA will publish its semi-annual results on July 24, 2002. Therefore the share repurchase programme will not commence before July 25, 2002.

Repurchase price

The repurchase price shall correspond to the stock exchange price of the Serono SA bearer shares.

Payment of the net price and delivery of the certificates.

The transactions on the ordinary trading line shall be normal stock exchange transactions. The payment of the net price and the delivery of the certificates shall take place, according to practice, on the third stock exchange trading day following the transaction date.

Instructed bank

Serono has instructed UBS SA to handle the proposed share repurchases.

Major shareholders

As of July 8, 2002, the Serono SA share capital amounts to CHF 402,248,900.-, consisting of 11,013,040 registered shares of a nominal value of CHF 10.- per share and 11,684,740 (including 12,905 treasury shares) bearer shares of a nominal value of CHF 25.- per share. Only the bearer shares are listed.

As of July 8, 2002, Bertarelli & Cie, a corporation with unlimited partners, with its registered office at Cheserex (Vaud), Switzerland, holds 51.64 % of the Serono SA capital and 60.91 % of the voting rights attached to the shares issued by Serono SA. Ernesto Bertarelli controls Bertarelli & Cie. As of the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth hold a total of 7.03 % of the Serono SA capital and 9.81 % of the voting rights attached to the shares issued by Serono SA.

Serono confirms that the members of the Bertarelli family do not intend, as of today, to participate and consequently to sell their shareholdings within the framework of the repurchase programme.

Applicable law and forum

Swiss law. Exclusive jurisdiction shall be in Geneva.

Share registration number (VN/ISIN)

Serono SA CHF 25.- nominal bearer share: VN: 001075192; ISIN: CH 0010751920

Place and date Coinsins, July 16, 2002

This announcement is neither a listing announcement within the meaning of the Listing Rules of the SWX Swiss Exchange nor a company prospectus within the meaning of Arts. 452a and 1156 of the CO.

Media Release

FOR IMMEDIATE RELEASE

Serono Commences Tender Offers for Genset

Geneva, Switzerland and Paris, France - July 16, 2002 – Serono S.A. and Genset S.A. announced today that Serono France Holding S.A., a wholly-owned subsidiary of Serono, today commenced the previously announced cash tender offer for all outstanding American Depositary Shares of Genset and all ordinary shares, convertible bonds (known as OCEANEs) and warrants of Genset held by U.S. holders. Serono France Holding is offering the U.S. dollar equivalent of € 3.25 in cash for each Genset ADS, € 9.75 in cash for each Genset share, € 102.64 in cash for each Genset OCEANE, € 1.00 for each 1998, 1999, 2000 or 2001 Warrant and € 6.50 for each 2002 Warrant.

Serono France Holding S.A. today also commenced an offer to purchase all of Genset's shares, OCEANEs and warrants held by non-U.S. persons in a separate, but concurrent and related, offer in France. The offer made in France provides equivalent consideration for Genset securities tendered, and each offer is on substantially the same terms.

Genset's board of directors has unanimously determined that the offers described above are in the interests of Genset and its securities holders and employees and unanimously recommends that the holders of shares, ADSs, OCEANEs and warrants accept the offers and tender their shares, ADSs, OCEANEs and warrants.

The offers are both conditioned upon there being validly tendered in accordance with the terms of the offers and not withdrawn prior to the expiration of the offers that number of shares (including shares represented by ADSs) and OCEANEs that represent at least two-thirds of the voting rights of the then-outstanding shares on a diluted basis taking into account the votes of shares that would be issued upon conversion of OCEANEs. The U.S. offer is also subject to the condition that the offer in France shall not have been withdrawn or terminated in accordance with its terms and French law.

The U.S. tender offer and withdrawal rights, as well as the French offer, are scheduled to expire at 12:00 noon, New York City time, on Thursday, September 12, 2002, unless extended.

J.P. Morgan Securities Inc. is acting as Dealer Manager for the tender offer. Georgeson Shareholder Communications Inc. is the Information Agent.

About Serono:

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Genset:

Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

Genset's news releases are available on the Company's Web site at http://www.genset.fr
GENSET is listed on the **Nouveau Marché** of the Paris Bourse and on the **NASDAQ** Euroclear: **5433** - NASDAQ: **GENXY** - Bloomberg: **GNST FP** - Reuters: **GEN.F**

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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In addition to historical information, this press release contains certain forward-looking statements that involve risks and uncertainties relating to Genset's future results, performance or achievements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from

those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors that could affect expected results, including, but not limited to the uncertainties inherent in biological research. Other factors which could cause results to differ from expectations are specified in the reports filed by Genset with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Genset does not intend (and is not obligated) to update any such statements to reflect any changes in events, conditions or circumstances on which the statements are based.

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For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Investor Relations:
Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Serono, Inc., Rockland, MA
Media Relations:
Tel. +1 781 681 2122
Fax: +1 781 681 2935
www.seronousa.com

Genset:

Tel : +33 1 55 04 59 00
Marc Vasseur
Chairman & Chief Executive Officer

Burns McClellan

Tel : +1 212 213 0006
Media: Justin Jackson
Investors: Jonathan M. Nugent

Georgeson Shareholder Communications Inc.
800-223-2064

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

July 16, 2002

By: ______________________
Name: Jacques Theurillat
Title: Deputy Chief Executive Officer and Chief Financial Officer